Filed by New Century Financial Corporation pursuant to

Rule 425 under the Securities Act of 1933, as amended

Subject company: New Century Financial Corporation

Commission File No. 001-32314

News Release

FOR ADDITIONAL INFORMATION CONTACT:

New Century Financial Corporation	Carrie Marrelli, VP, Investor Relations
18400 Von Karman Avenue, Suite 1000	(949) 224-5745
Irvine, CA 92612	Erin Freeman, VP, Corporate Communications
(949) 862-7624

New Century Announces Results of Offer for

3.50% Convertible Senior Notes due 2008

Irvine, Calif., December 24, 2004, New Century Financial Corporation (NYSE: NEW), a real estate investment trust (REIT) and one of the nation’s largest non-prime mortgage finance companies, today announced the results of the offer by its wholly-owned subsidiary, New Century TRS Holdings, Inc., to convert all of its 3.50% Convertible Senior Notes due 2008 for shares of New Century Financial common stock and cash.

New Century TRS has accepted for payment $204.5 million, or approximately 97.4%, of the $210 million aggregate principal amount of the notes currently outstanding, which constitute all of the notes validly tendered and not withdrawn, including notes subject to satisfactory delivery by notice of guaranteed delivery.

The offer and withdrawal rights expired at midnight, New York City time, on Thursday, December 23, 2004.

Lehman Brothers Inc. and Bear, Stearns & Co. Inc. acted as dealer managers, Georgeson Shareholder Communications Inc. acted as the information agent and Mellon Investor Services LLC is acting as the exchange agent in connection with the offer.

The offer was made solely by a joint prospectus dated November 22, 2004 of New Century Financial and New Century TRS, the related letter of transmittal and the supplement to the joint prospectus dated December 10, 2004.

About New Century

New Century Financial Corporation is a real estate investment trust and one of the nation’s largest non-prime mortgage finance companies, providing first and second mortgage products to borrowers nationwide through its operating subsidiaries. New Century Financial is committed to serving the communities in which it operates with fair and responsible lending practices. To find out more about New Century Financial, please visit www.ncen.com.

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